Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

Pasqal Hosts Annual “Pasqal Thoughts” Event Highlighting Quantum Computing’s Transition From Research to Real-World Deployment

21 April 2026

More than 150 industry, research, and government leaders convened in Paris to discuss the integration of quantum computing into high-performance computing ecosystems.

PARIS- April 21, 2026 – Pasqal, a leader in neutral-atom quantum computing, hosted its flagship event Pasqal Thoughts 2026 on World Quantum Day at Le Cercle d’Aumale in Paris. The half-day event brought together more than 150 participants representing industry, academia, government, and finance from more than 10 countries to explore the rapid evolution of quantum computing from a research-focused technology to an operational component of modern high-performance computing (HPC) environments. Pasqal recently announced plans to go public through a business combination with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ).

“The conversations at Pasqal Thoughts 2026 make one thing unequivocally clear: quantum computing is no longer a technology of the distant future; it is becoming an operational tool for solving real business, industrial, and scientific challenges today,” said Wasiq Bokhari, CEO of Pasqal. “As we work alongside supercomputing centers, global enterprises, and research institutions, we are building the foundation for large-scale, practical quantum computing that we believe will transform entire sectors over the coming decade.”

Sessions from Pasqal Thoughts 2026 can be viewed on YouTube.

Pasqal showcased its end-to-end full-stack platform and the tangible impact already being delivered to customers. Key sessions highlighted breakthrough 2025 achievements like logical qubit demonstrations and accelerated roadmap delivery, scaling towards 1000 qubits and mapping a clear path towards fault-tolerant quantum computing.

Industry use cases underscored the accelerating momentum of the technology. Financial institutions, including Crédit Agricole CIB shared perspectives on quantum approaches for portfolio optimization, derivatives pricing, and fraud detection. Leaders from Thales, EDF, and Links Foundation discussed active experiments in satellites constellation mission planning, energy systems optimization, and telecommunications resources allocation, illustrating how quantum computing is moving closer to practical, real-world applications.

“Partnering with Pasqal has shown us that quantum computing is already relevant to concrete financial use cases, from credit-risk monitoring to portfolio optimization,” said Pierre Dulon, Global Head of the Technology Sector at Crédit Agricole CIB. “It is exciting to see how their team and technology are helping turn these complex challenges into practical opportunities for the industry.”

A major focus of the event was the growing integration of Pasqal’s neutral-atom quantum processors into established supercomputing infrastructures. The European HPC centers GENCI and CINECA highlighted their ongoing efforts to integrate Pasqal systems into classical HPC workflows through the High-Performance Computer and Quantum Simulator (HPCQS) hybrid project, co-funded by the European HPC Joint Undertaking and, for CINECA, by Italy’s Ministry of University and Research.

As part of this hybrid workflow discussion, Paco Martin of IBM detailed progress on the Quantum Resource Management Interface (QRMI), designed to orchestrate quantum resources from multiple quantum architectures, alongside classical clusters and AI accelerators within widely used environments such as SLURM in what the company refers to as a quantum-centric supercomputing environment.

The convergence of quantum computing and artificial intelligence was also featured prominently at the event. NVIDIA joined discussions exploring how emerging hybrid quantum-classical architectures can unlock new approaches to complex computational challenges.

The program further highlighted the importance of global collaboration, with organizations including P33 Chicago, Los Alamos National Laboratory and Institut quantique at Université de Sherbrooke emphasizing cross-border coordination between hardware developers, software providers, and domain experts. PINQ² stressed the importance of ecosystem collaboration across government, academia, and industry, and its role in supporting hybrid algorithm development and user adoption services for Canada’s quantum ecosystem.

About Pasqal

Pasqal is a leader in the industrialization of neutral-atom quantum computing, transforming Nobel Prize-winning research into real-world solutions for industry, science, and governments. Since its founding in 2019, Pasqal has built high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Pasqal, headquartered in France, employs over 275 people and serves over 25 clients, including CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo. Backed by more than USD 300 million to date in total funding from international investors, Pasqal seeks to accelerate the adoption of scalable, high-performance quantum computing worldwide.

Contacts

Investors

investors@pasqal.com

Media

pr@pasqal.com

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” ”could,” ”plan,” “predict,” “project”, ”forecast,” “believe,” ”potential,” “seem,” “seek,” ”target,” “possible,” ”future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

 No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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